JULIA ST. PIERRE



Founder of 'A Dream For Amy LLC'

Year	Film	Role
2025	A DREAM FOR AMY	Writer/Director/Actor
2024	DOGS, LOVE AND MURDER	Writer/Director/Actor
2023	OUR CORNER OF THE PLANET	Writer/Director
2022	SLEEP, CELESTE	Writer/Director/Actor
2021	BEHIND THE LINE	Writer/Director/Actor

Professional Training

MICHAEL HOWARD STUDIOS: One-Year Conservatory

Acting for Film and Television/Audition Technique: Gabrielle Berberich
Alexander Technique: Daniel Singer
Improvisation: Armando Diaz
Meisner: Greg Mullavey
Movement: Jill Echo
Scene Study: Jim Shankman, Adam Swartz
Text Analysis: Adam Swartz, Greg Chwerchak
Voice and Dialects: David Wells

Special Skills

Voice: Soprano
Dialects: British, Cockney
Dance: Ballet, Pointe, Jazz, Baton Twirling
Castanets